

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
Paul A. Schmidt
Chief Financial Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

> **Re: Gold Fields Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 25, 2014**
> **File No. 001-31318**

Dear Mr. Schmidt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

General

1.   The Current Fiscal Year End field in the Company Data section of EDGAR is blank. Please revise it to reflect your fiscal year end.

Item 5: Operating and Financial Review and Prospects
All-in Sustaining and All-in Cost, page 123

2.   When production costs are presented here or elsewhere in the filing, please clearly indicate in future filings that they exclude depreciation and amortization.

Paul A. Schmidt
Gold Fields Limited
June 23, 2014
Page 2

<u>Results of Operations, page 140</u>
<u>Years Ended December 31, 2013 and December 31, 2012, page 140</u>
<u>Costs and Expenses, page 141</u>

3.   You present a production costs line item and a total production costs line item. While
        these titles appear to be very similar, there are numerous adjustments necessary to
        reconcile the related amounts. In future filings, please revise the titles used for these line
        items here and elsewhere throughout the filing to more clearly convey the nature of each
        line item. Please provide us your proposed revisions.

<u>Item 18. Financial Statements, page 266</u>
<u>Consolidated Statements of Operations, page F-3</u>

4.   Please tell us how you determined that royalties should appropriately be included in other
        (expenses)/income, which includes line items that appear to be non-operating in nature,
        instead of the category of costs and expenses that consists of items of an operational
        nature.

<u>Notes to the Consolidated Financial Statements, page F-9</u>
<u>Note 7. Income and Mining Tax Expense, page F-25</u>

5.   As discussed on page F-27 in footnote (3), you identified an understatement in the
        calculation of your deferred tax liabilities related to your Cerro Corona operations in
        Peru. It appears this adjustment increased your net loss from continuing operations
        attributable to Gold Fields shareholders by 11% in 2013, plus the effect of not recording
        the $29.5 million cumulative adjustment as of December 31, 2012 as an expense in 2012
        resulted in your net income from continuing operations attributable to Gold Fields
        shareholders being 10% higher than it would have been if you had recorded it in that
        period. Please tell us in detail how you determined these errors were not material,
        including your evaluation of the quantitative and qualitative factors. Please also tell us
        how you separately considered the effect of other known errors in each period presented
        as a part of your materiality assessment. If you had recorded the $29.5 million
        adjustment in 2012, please also tell us:

        •   How the Cerro Corona segment's earnings or trends would have been affected;
        •   Whether analyst expectations would have been met in 2012;
        •   Whether compliance with regulatory requirements would be affected;
        •   Whether compliance with loan covenants or other contractual requirements would be
            affected; and
        •   How management's compensation would be affected.

        Refer to SAB Topics 1:M and 1:N.

Note 26. Geographical and Segment Information, page F-67

6.   It appears the amounts presented in the company total columns for the operating profit and net operating profit/(loss) line items may exclude certain items that are operating expenses. In future filings, please revise the titles used for these line items to more clearly convey what they currently represent or ensure that all operating expenses are included in the company total columns for these line items. If you choose to ensure that all operating expenses are included, please also provide us with a reconciliation of (a) the company total operating profit amounts in Note 26 and (b) revenues less costs and expenses on page F-3 for each period presented. The revised titles chosen for these two line items should also clearly state that one excludes amortization and depreciation to convey clearly the differences between the two line items. Please provide us your revised disclosures.

7.   Please tell us how Management's Discussion and Analysis of the business reasons for changes between periods in the operating results for each of your reportable segments on pages 140 through 155 utilizes the segment operating results (revenue, expense and profit amounts) presented in your segment footnote. If it does not utilize the amounts presented in Note 26, please tell us how you determined that not discussing these amounts was appropriate and consistent with providing a view of segment operating results through the eyes of management.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining